*pls 3/1

SECUI[SEC] 11016245 [SECURITIES AND EXCHANGE COMMISSION]

SEC Mail Processing Section FEB 23 2011 Washington, DC 105

SEC Mail Processing Section FEB 23 2011 Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras Street, Suite 3500
(No. and Street)

New Orleans, (City) Louisiana (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Jones, III (504) 582-2841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner Lagraize LLC
(Name – *if individual, state last, first, middle name*)

3330 West Esplanade Avenue, Suite 100, Metairie, LA 70002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Jones, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Howard Weil Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED

TABLE OF CONTENTS

December 31, 2010 and 2009

PAGE

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA, CFF
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statements of financial condition of Howard Weil Incorporated, as of December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Kushner LaGraize, LLC

Metairie, Louisiana
February 14, 2011

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

HOWARD WEIL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	12/31/10	12/31/09
Cash and cash equivalents	$ 7,919,456	$ 9,956,554
Deposit with clearing organization	109,876	109,731
Commissions receivable	1,478,990	943,625
Accounts receivable - investment banking (net)	4,377,016	1,324,098
Accounts receivable - related party	120,678	120,678
Equipment and leasehold improvements (net)	455,953	206,052
Prepaid expenses and other assets	173,256	192,078
Secured demand notes receivable	3,316,182	3,316,182
TOTAL ASSETS	$ 17,951,407	$ 16,168,998

LIABILITIES AND STOCKHOLDER'S EQUITY

	12/31/10	12/31/09
Accounts payable	$ 274,195	$ 301,975
Accrued compensation	6,450,375	4,524,706
Accrued expenses	912,894	891,133
Accrued interest payable-members	84,563	84,563
Dividend payable	345,237	-
Deferred rent	211,925	-
	8,279,189	5,802,377
SUBORDINATED BORROWINGS	3,316,182	3,316,182
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares	200,000	200,000
Additional paid-in capital	3,022,963	3,022,963
Retained earnings	3,133,073	3,827,476
TOTAL STOCKHOLDER'S EQUITY	6,356,036	7,050,439
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,951,407	$ 16,168,998

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

The Company's revenues are generated in two major segments: commissions and corporate finance with focused delivery to institutional customers. Commission revenues are paid directly to the Company via cash payments (checks or wires) or are generated per transaction through the trading of equity securities. Equity trades are processed delivery versus payment. The Company does not maintain proprietary positions in securities.

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less, when purchased, to be cash equivalents. There were no cash equivalents at December 31, 2010 and 2009.

Deposit with Clearing Organization

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $109,876 and $109,731 at December 31, 2010 and 2009, respectively.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Accounts Receivable – Investment Banking (net)

The Company participated in an underwriting during 2008 in which Lehman Brothers, Inc. was the syndicate manager. Lehman Brothers, Inc. filed for bankruptcy protection during 2008 prior to final settlement with the Company. The Company recorded an allowance for doubtful accounts for the entire amount of the receivable from this transaction of $290,000 which is included in the accounts receivable – investment banking (net) balances at December 31, 2010 and 2009, respectively. The Company filed a claim as an unsecured creditor to the bankruptcy in 2009. Settlement proceeds, if any, will be recorded as revenue when received. As of December 31, 2010, the claim is still unsettled.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease.

	2010	2009
Leasehold improvements	$ 475,000	$ 289,938
Equipment	499,520	373,963
Total	974,520	663,901
Less accumulated depreciation and amotization	(518,567)	(457,849)
	$ 455,953	$ 206,052

Deferred Rent

During 2010, the Company entered into an office lease which included approximately $231,000 of inducements such as tenant buildout allowances and a rent holiday period during the initial year. The Company initially recorded the value of these inducements as deferred rent and is amortizing this amount ratably over the lease term as a reduction to monthly rent expense payments made. As such, the Company recognizes the related rental expense on a straight-line basis over the term of the lease.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2010. The Company had declared $3,854,682 and $0 of dividends, respectively, to Poydras Capital, L.L.C. with regard to funding the escrow account for the years ended December 31, 2010 and 2009. There are no earnout payment obligations with regard to revenues earned subsequent to December 31, 2010.

NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, the Company had a balance of $120,678 due from its parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

The accrued interest payable-members balances of $84,563 at December 31, 2010 and 2009 are related to subordinated borrowings with members of the stockholder.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. Terms of the promissory notes call for interest payable at 6.0%, and at December 31, 2010 and 2009, other terms and the amounts of secured demand notes outstanding and the collateral values were as follows:

NOTE 4 - SUBORDINATED BORROWINGS – Continued

	Market Value of Balance at 12/31/10	Collateral at 12/31/10
Secured demand notes-maturing January 31, 2012	$ 1,658,091	$ 2,019,408
Secured demand notes-maturing January 31, 2013	1,658,091	2,186,511
	$ 3,316,182	$ 4,205,919

	Market Value of Balance at 12/31/09	Collateral at 12/31/09
Secured demand notes-maturing January 31, 2012	$ 1,658,091	$ 1,778,383
Secured demand notes-maturing January 31, 2013	1,658,091	$ 1,887,868
	$ 3,316,182	$ 3,666,251

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the Financial Industry Regulatory Authority (FINRA) and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On January 3, 2011, FINRA approved the Company's request to extend the maturity date on secured demand notes maturing on January 31, 2012 to January 31, 2016 at the same terms.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at December 31, 2010 and 2009 of $8,181,011 and $10,139,845, which exceeded the $250,000 federally insured limits and the $500,000 securities investor protection limits by $1,088,789 and $4,633,660, respectively.

NOTE 6 - LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $417,748 and $422,001 for the years ended December 31, 2010 and 2009, respectively. The Company's future minimum lease commitments under these operating leases as of December 31, 2010 are as follows:

Year Ending December 31,	Amount
2011	$ 402,442
2012	414,026
2013	414,026
2014	414,026
2015	141,319
Thereafter	294,852
	$ 2,080,691

HOWARD WEIL INCORPORATED

NOTES TO FINANCIAL STATEMENTS - Continued
For the Years Ended December 31, 2010 and 2009

NOTE 7 - INCOME TAXES

The Company elected to be a qualified Subchapter "S" subsidiary of its parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

During 2009, the Company adopted Accounting Standards Codification ("ASC") 740-10 as it relates to uncertain tax positions. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return Additionally, it provides guidance on derecognition, classification, and interest and penalties. No adjustments have been recorded in connection with ASC 740-10 during 2010 or 2009.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At December 31, 2010 and 2009, the Company had net capital, as defined, of $4,484,521 and $8,257,883, respectively, which exceeded required net capital by $3,932,575 and $7,871,058, respectively.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with a third party broker.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company offers a defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions to the 401(k) plan are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. Contributions to the profit-sharing plan are made at management's discretion. The Company recognized $400,000 of expenses for both years ended December 31, 2010 and 2009 with regard to this plan.

NOTE 10 - REVOLVING SUBORDINATED LOAN AGREEMENT

On September 21, 2009, the Company executed a revolving subordinated loan agreement with a bank which allows for borrowings of up to $10,000,000. Borrowings under the agreement were unsecured and accrued interest at LIBOR plus 2.5 percent. On September 21, 2010, the Company renewed the loan agreement at the same terms with a maturity date of September 21, 2011. The agreements were structured so that borrowings may qualify for additional regulatory capital when necessary for Company operating purposes. There were no borrowings under these agreements at December 31, 2010 or 2009.

NOTE 11 - SUBSEQUENT EVENTS

On January 10, 2011, the Board of Directors of Howard Weil, Inc. declared and made payable cash dividends in the amount of $2,500,000 to the Corporation's sole stockholder of record, Poydras Capital, L.L.C.

The Company has evaluated subsequent events through February 14, 2011, which is the date the financial statements were available to be issued. Other than the extension of the Secured Demand Note Agreements discussed in Note 4, no other material subsequent events have occurred since December 31, 2010 that require recognition or disclosure in these financial statements.

CONFIDENTIAL

TREATMENT

REQUESTED

HOWARD WEIL INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2010 and 2009